May 11, 2017
Via EDGAR Correspondence

Securities and Exchange Commission
Division of Corporation Finance
Attn: Erin E. Martin
100 F Street, N.E.
Washington, D.C. 20549

Re:    Nelnet, Inc.
Definitive Proxy Statement
Filed April 14, 2017
File No. 001-31924

Dear Ms. Martin:
On behalf of Nelnet, Inc. (the “Company”), submitted below is the Company’s response to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s letter dated May 5, 2017 in connection with the above-referenced filing. For your convenience, the text of the comment is presented in bold italics before our response.
Definitive Proxy Statement

Performance of Named Executive Officers for 2016, page 21

1.
We note your disclosure on pages 19-21 regarding the use of performance goals in setting incentive compensation for your named executive officers. For example, we note that there were “[o]perating performance and efficiency targets” as well as “tiered goals” for adjusted earnings per share. It does not appear that you have provided a quantitative discussion of all the terms of the necessary targets to be achieved. In future filings, please disclose the specific targets used to determine performance-based compensation or provide us with an analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 of Item 402(b) of Regulation S-K.

In response to the Staff’s comment, in future filings we will disclose the specific targets used to determine performance-based compensation for our named executive officers under the Company’s Executive Officers Incentive Compensation Plan, including, to the extent utilized, any tiered goals.
If you have any questions or comments related to this response, please contact me at 402.458.2304.
Sincerely,
/s/ JAMES D. KRUGER
James D. Kruger
Chief Financial Officer